SECURITIES AND EXCHANGE COMMISSION

[Release No. IC -29719; 812-13919]

J.P. Morgan Securities LLC, et al.; Notice of Application and Temporary Order

July 11, 2011

Agency:  Securities and Exchange Commission ("Commission").

Action:  Temporary order and notice of application for a permanent order under section 9(c) of
the Investment Company Act of 1940 ("Act").

Summary of Application:  Applicants have received a temporary order exempting them from
section 9(a) of the Act, with respect to an injunction entered against J.P. Morgan Securities LLC
("JPMS") on July 8, 2011 by the United States District Court for the District of New Jersey
("Injunction") until the Commission takes final action on an application for a permanent order.
Applicants also have applied for a permanent order.

Applicants:  JPMS; Bear Stearns Asset Management Inc. ("BSAM"), Bear Stearns Health
Innoventures Management, L.L.C. ("BSHIM"), BSCGP Inc. ("BSGCP"), Constellation Growth
Capital LLC ("Constellation"), Constellation Ventures Management II, LLC ("Constellation II"),
Highbridge Capital Management, LLC ("Highbridge"), JF International Management Inc.
("JFIMI"), JPMorgan Asset Management (UK) Limited ("JPMAMUK"), JPMorgan Distribution
Services, Inc. ("JPMDS"), J.P. Morgan Institutional Investments, Inc. ("JPMII"), J.P. Morgan
Investment Management Inc. ("JPMIM"), J.P. Morgan Latin America Management Company,
LLC ("JPMLAM"), J.P. Morgan Partners, LLC ("JPMP"), J.P. Morgan Private Investments Inc.
("JPMPI"), OEP Co-Investors Management II, Ltd. ("OEP II"), OEP Co-Investors Management
III, Ltd. ("OEP III," and together with OEP II, the "OEP Entities"), Security Capital Research &
Management Incorporated ("Security Capital"), Sixty Wall Street GP Corporation ("Sixty Wall
GP"), Sixty Wall Street Management Company, LLC ("Sixty Wall Management") and

Technology Coinvestors Management, LLC ("TCM") (each an "Applicant" and collectively, the "Applicants").[1]

Filing Date:  The application was filed on July 7, 2011 and amended on July 11, 2011.

Hearing or Notification of Hearing:  An order granting the application will be issued unless the Commission orders a hearing.  Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail.  Hearing requests should be received by the Commission by 5:30 p.m. on August 5, 2011, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses:  Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants:  JPMS, 338 Madison Avenue, New York, NY 10179; BSAM, BSHIM, BSCGP, Constellation II, JPMII, JPMIM, JPMLAM, JPMP, JPMPI, Sixty Wall GP, Sixty Wall Management and TCM, 270 Park Avenue, New York, NY 10017; Constellation and Highbridge, 49 West 57th Street, 32nd Floor, New York, NY 10019; JFIMI, 21st Floor, Chater House, 8 Connaught Road Central, Hong Kong; JPMAMUK, 125 London Wall, London, UK, EC2Y5AJ; JPMDS, 1111 Polaris Parkway, Columbus, OH 43240; OEP Entities, 320 Park Avenue, 18th Floor, New York, NY 10022; and Security Capital, 10 South Dearborn Street, Suite 1400, Chicago, IL 60603.

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[1]  Applicants request that any relief granted pursuant to the application also apply to any other company of which JPMS is or may become an affiliated person within the meaning of section 2(a)(3) of the Act (together with the Applicants, the "Covered Persons").

For Further Information Contact:  Jean E. Minarick, Senior Counsel, at 202-551-6811 or Daniele Marchesani, Branch Chief, at 202-551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information:  The following is a temporary order and summary of the application.  The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.        JPMS, a limited liability company organized under the laws of Delaware, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").  JPMS does not currently serve as investment adviser, sub-adviser, or depositor of any registered investment company, or principal underwriter for any registered open-end investment company, registered unit investment trust ("UIT") or registered face amount certificate company, or investment adviser of any employees' securities company, as defined in section 2(a)(13) of the Act ("ESC") ("Fund Service Activities").  "Funds" refers to the registered investment companies or ESCs for which a Covered Person provides Fund Service Activities.  The ultimate parent of JPMS is J.P. Morgan Chase & Co. ("JPMC").  JPMC is a financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers.  JPMC is also the ultimate parent of the other Applicants, who, as subsidiaries of the same ultimate parent, are under common control with JPMS.

2.        BSAM is registered as an investment adviser under the Advisers Act and serves as investment adviser or sub-adviser to various Funds, including as a general partner that provides investment advisory services to various ESCs, which provide investment opportunities

for highly compensated key employees, officer, directors and current consultants of JPMC and its affiliates.[2] BSHIM, BSCGP, Constellation II, the OEP Entities and TCM serve as general partners that provide investment advisory services to various ESCs. Constellation serves as a sub-adviser to various ESCs. Highbridge, JFIMI, JPMAMUK, JPMIM, JPMPI, and Security Capital are registered as investment advisers under the Advisers Act and serve as investment advisers or sub-advisers to various Funds. JPMLAM, JPMP, Sixty Wall GP, Sixty Wall Management are registered as investment advisers under the Advisers Act and serve as investment advisers or sub-advisers to ESCs. JPMDS is registered as a broker-dealer under the Exchange Act and serves as principal underwriter to various Funds. JPMII is registered as a broker-dealer under the Exchange Act and serves as placement agent to various Funds.[3]

3.      On July 8, 2011, the United States District Court for the District of New Jersey entered a judgment, which included the Injunction, against JPMS ("Judgment") in a matter brought by the Commission.[4] The Commission alleged in the complaint ("Complaint") that prior to at least 2005, JPMS engaged in fraudulent practices and made misrepresentations and omissions in connection with bidding on municipal reinvestment instruments. The Complaint alleged that JPMS engaged in fraudulent practices, misrepresentations, and omissions that affected the prices of certain reinvestment instruments, deprived certain municipalities of a presumption that their reinvestment instruments were purchased at fair market value, and/or

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[2] Every Applicant that is a general partner that provides investment advisory services to one or more ESCs believes, for purposes of the application, that it is performing a function that falls within the definition of "investment adviser" in section 2(a)(20) of the Act.

[3] JPMII serves as placement agent to JPMorgan Institutional Trust ("Trust") with respect to three of its series. The Trust is an open-end investment company registered under the Act, but its shares are not registered under the Securities Act of 1933, as amended. JPMII believes, for purposes of the application, that it is performing a function that falls within the definition of principal underwriter in section 2(a)(29) of the Act.

[4] U.S. Securities and Exchange Commission v. J.P. Morgan Securities LLC, Case No. 2:11-cv-03877-WJM (D.N.J. July 8, 2011).

jeopardized the tax-exempt status of certain securities.  Based on the alleged misconduct

described above, the Complaint alleged that JPMS violated section 15(c)(1)(A) of the Exchange

Act.  Without admitting or denying any of the allegations in the Complaint (other than those

relating to the jurisdiction of the District Court over it and the subject matter, solely for purposes

of this action), JPMS consented to the entry of the Injunction and other relief, including

disgorgement, prejudgment interest, and civil monetary penalties.

Applicants' Legal Analysis:

1.　　　　Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been

enjoined from engaging in or continuing any conduct or practice in connection with the purchase

or sale of a security, or in connection with activities as an underwriter, broker or dealer, from

acting, among other things, as an investment adviser or depositor of any registered investment

company or a principal underwriter for any registered open-end investment company, registered

UIT, or registered face-amount certificate company or as investment adviser of an ESC.  Section

9(a)(3) of the Act makes the prohibition in section 9(a)(2) applicable to a company, any affiliated

person of which has been disqualified under the provisions of section 9(a)(2).  Section 2(a)(3) of

the Act defines "affiliated person" to include, among others, any person directly or indirectly

controlling, controlled by, or under common control, with the other person.  Applicants state that

JPMS is an affiliated person of each of the other Applicants within the meaning of section

2(a)(3) of the Act.  Applicants state that, as a result of the Injunction, they would be subject to

the prohibitions of section 9(a) of the Act.

2.　　　　Section 9(c) of the Act provides that the Commission shall grant an application

for exemption from the disqualification provisions of section 9(a) of the Act if it is established

that these provisions, as applied to the Applicants, are unduly or disproportionately severe or that

the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a temporary and permanent order exempting them and other Covered Persons from the disqualification provisions of section 9(a).

3. Applicants believe they meet the standard for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4. Applicants state that the alleged conduct giving rise to the Injunction did not involve any of the Applicants engaging in Fund Service Activities. Applicants also state to the best of their knowledge (i) none of the current directors, officers, or employees of the Applicants (other than JPMS) that are involved in providing Fund Service Activities (or any other persons in such roles during the time period covered by the Complaint) participated in the conduct alleged in the Complaint to have constituted the violations that provided a basis for the Injunction; and (ii) the personnel at JPMS who participated in the conduct alleged in the Complaint to have constituted the violations that provided a basis for the Injunction have had no, and will not have any, involvement in providing Fund Service Activities to the Funds on behalf of the Applicants or other Covered Persons.

5. Applicants state that the inability of the Applicants to engage in Fund Service Activities would result in potentially severe financial hardships for the Funds they serve and the Funds' shareholders or unitholders. Applicants state that they will distribute written materials, including an offer to meet in person to discuss the materials, to the boards of directors of the Funds (excluding for this purpose the ESCs) (the "Boards"), including the directors who are not "interested persons," as defined in section 2(a)(19) of the Act, of such Funds, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act, if any, describing the

circumstances that led to the Injunction, any impact on the Funds, and the application. Applicants state that they will provide the Boards with the information concerning the Injunction and the application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

6.      Applicants also state that, if they were barred from providing Fund Service Activities to registered investment companies and ESCs, the effect on their businesses and employees would be severe.  Applicants state that they have committed substantial resources to establish an expertise in providing Fund Service Activities.  Applicants further state that prohibiting them from providing Fund Service Activities would not only adversely affect their businesses, but would also adversely affect approximately 940 employees that are involved in those activities.  Applicants also state that disqualifying certain Applicants from continuing to provide investment advisory services to ESCs is not in the public interest or in furtherance of the protection of investors.  Because the ESCs have been formed for the benefit of key employees, officers, directors and current consultants of JPMC and its affiliates, it would not be consistent with the purposes of the ESC provisions of the Act to require another entity not affiliated with JPMC to manage the ESCs.  In addition, participating employees of JPMC and its affiliates likely subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an affiliate of JPMC.

7.      Applicants state that Applicants and certain other affiliated persons of the Applicants have previously received orders under section 9(c) of the Act, as the result of conduct that triggered section 9(a), as described in greater detail in the application.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

Temporary Order:

The Commission has considered the matter and finds that the Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from July 8, 2011, until the Commission takes final action on their application for a permanent order.

By the Commission.


Elizabeth M. Murphy
Secretary